Exhibit (a)(1)(xvi)

UK SUB-PLAN OF THE AMENDED AND RESTATED WEIGHT WATCHERS INTERNATIONAL, INC. 2014 STOCK INCENTIVE PLAN

This section constitutes the UK Sub-Plan of the Amended and Restated Weight Watchers International, Inc. 2014 Stock Incentive Plan (the “Plan”). Terms used herein and not otherwise defined shall have the meanings set forth in the Plan. The terms of the Awards granted under the UK Sub-Plan shall be identical to the terms of Awards granted under the terms of the Plan save as set out below:

Eligible Employees

Awards may only be granted to bona fide employees of the Company or an Affiliate and for these purposes, the definition of “Participants” in Rule 2 under “Definitions” shall be replaced by the following:

“(r) “Participant” means any employee of the Company or an Affiliate who is selected by the Committee to participate in the Plan.”